Mail Stop 6010

July 14, 2008

Jon Correio
Vice President, Finance and Administration
Electronic Systems Technology, Inc.
415N. Quay St. Bldg B1
Kennewick, Washington 99336

      Re: Electronic Systems Technology, Inc.
             Form 10-KSB for the year ended December 31, 2007
             Filed March 26, 2008
             File No. 000-27793

Dear Mr. Correio:

      We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

      Sincerely,

      Brian R. Cascio
      Accounting Branch Chief